Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad – 500 034, Telangana,

India.

CIN: L85195TG1984PLC004507

Tel      :+91 40 4900 2900

Fax     :+91 40 4900 2999

Email :mail@drreddys.com

www.drreddys.com

July 27, 2023

To,

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY-EQ)

BSE Limited (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd (Stock Code: DRREDDY)

Dear Sir/Madam,

Sub: Copies of newspaper advertisement regarding unaudited financial results for the quarter ended June 30, 2023

Pursuant to Regulation 47 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulation, 2015, as amended, please find enclosed copies of newspaper advertisement regarding the unaudited financial results of the Company for the quarter ended June 30, 2023, as published in Business Standard and Andhra Prabha on July 27, 2023.

This is for your information and records

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer and Head-CSR

Encl: as above

Dr.Reddy's

Extract of unaudited financial results of Dr. Reddy's Laboratories Limited and its subsidiaries for the quarter ended 30 June 2023 prepared in compliance with Indian Accounting Standards

All amounts in Indian Rupees millions

Sl. No.	Particulars	Consolidated			
		Quarter ended 30.06.2023 (Unaudited)	Quarter ended 31.03.2023 (Audited)	Quarter ended 30.06.2022 (Unaudited)	Year ended 31.03.2023 (Audited)
1	Total Revenue from operations	67,579	63,152	52,329	246,697
2	Net Profit for the period (before Tax, Exceptional and/or Extraordinary items)	18,500	13,291	14,680	60,485
3	Net Profit for the period before tax (after Exceptional and/or Extraordinary items)	18,500	13,291	14,680	60,485
4	Net Profit for the period after tax (after Exceptional and/or Extraordinary items)	14,050	9,601	11,890	45,073
5	Total Comprehensive Income for the period	14,093	10,526	9,761	44,952
6	Equity Share Capital	833	833	832	833
7	Reserves (excluding Revaluation Reserve)				232,028
8	Earnings per share (in Rupees) per Rs. 5/- share				
	Basic	84.55	57.79	71.64	271.47
	Diluted	84.36	57.68	71.49	270.90

Sl. No.	Particulars	Standalone			
		Quarter ended 30.06.2023 (Unaudited)	Quarter ended 31.03.2023 (Audited)	Quarter ended 30.06.2022 (Unaudited)	Year ended 31.03.2023 (Audited)
1	Total Revenue from operations	54,373	45,540	36,306	169,625
2	Net Profit for the period (before Tax, Exceptional and/or Extraordinary items)	22,196	9,366	7,516	38,660
3	Net Profit for the period before tax (after Exceptional and/or Extraordinary items)	22,196	9,366	7,516	38,660
4	Net Profit for the period after tax (after Exceptional and/or Extraordinary items)	16,394	6,724	4,995	26,128
5	Total Comprehensive Income for the period	16,786	7,799	2,076	25,594
6	Equity Share Capital	833	833	832	833
7	Reserves (excluding Revaluation Reserve)				203,909
8	Earnings per share (in Rupees) per Rs. 5/- share				
	Basic	98.66	40.49	30.10	157.37
	Diluted	98.45	40.41	30.03	157.03

Notes:

1 The above is an extract of the detailed format of Quarterly Financial Results filed with the Stock Exchanges under Regulation 33 of the SEBI (Listing and Other Disclosure Requirements) Regulations, 2015. The full format of the Quarterly Financial Results are available on the Stock Exchanges website: www.bseindia.com and www.nseindia.com and also on the Company's website: www.drreddys.com.

2 The Unaudited results were reviewed by the Audit Committee of the Board and approved by the Board of Directors of the Company at their meeting held on 26 July 2023.

By order of the Board
For Dr. Reddy's Laboratories Limited

Place : Hyderabad
Date : 26 July 2023

GV Prasad
Co-Chairman& Managing Direcor

Dr. REDDY'S LABORATORIES LIMITED

Regd. Office: 8-2-337, Road No.3, Banjara Hills, Hyderabad - 500 034, Telangana, India
CIN: L85195TG1984PLC004507, Tel: 91 40 4900 2900, Fax: 91 40 4900 2999
email: shares@drreddys.com, website: www.drreddys.com

Business Standard on July 2 7,2023

KUMAR RANDHIR SINGH
Digitally signed by KUMAR RANDHIR SINGH
Date: 2023.07.27 19:20:22 +05'30'

Dr.Reddy's

ఇండియన్ అక్కౌంటింగ్ స్టాండర్డ్స్‌ను అనుసరించి తయారు చేయబడిన 30 జూన్, 2023 తో ముగిసిన త్రైమాసికం కొరకు డాక్టర్ రెడ్డీస్ ల్యాబొరేటరీస్ లిమిటెడ్ మరియు దీని సబ్సిడరీల యొక్క ఆడిట్ చేయని ఆర్థిక ఫలితాల సారాంశం

అన్ని మొత్తాలు భారతీయ రూపాయలలో మిలియన్స్

క్ర. సం	వివరాలు	కన్సాలిడేటెడ్			
		ముగిసిన త్రైమాసికం 30.06.2023 ఆడిట్ చేయనివి	ముగిసిన త్రైమాసికం 31.03.2023 ఆడిట్ చేసినవి	ముగిసిన త్రైమాసికం 30.06.2022 ఆడిట్ చేయనివి	ముగిసిన సంవత్సరం 31.03.2023 ఆడిట్ చేసినవి
1	కార్యకలాపాల నుండి మొత్తం ఆదాయం	67,579	63,152	52,329	246,697
2	కాలానికి నికర లాభం (పన్ను, మినహాయింపదగిన మరియు / లేదా అసాధారణ ఐటంల ముందు)	18,500	13,291	14,680	60,485
3	పన్నుకు ముందు కాలానికి నికర లాభం (మినహాయింపదగిన మరియు / లేదా అసాధారణ ఐటంల తరువాత)	18,500	13,291	14,680	60,485
4	పన్నుకు తరువాత కాలానికి నికర లాభం (మినహాయింపదగిన మరియు / లేదా అసాధారణ ఐటంల తరువాత)	14,050	9,601	11,890	45,073
5	కాలానికి మొత్తం సమగ్ర ఆదాయం	14,093	10,526	9,761	44,952
6	ఈక్విటీ వాటా మూలధనం	833	833	832	833
7	రిజర్వులు (రీ వాల్యుయేషన్ రిజర్వులు మినహా)				232,028
8	ప్రతి వాటా ఆర్జన (రూ.లలో) ప్రతి వాటా రూ.5/-				
	బేసిక్	84.55	57.79	71.64	271.47
	డైల్యూటెడ్	84.36	57.66	71.49	270.90

క్ర. సం	వివరాలు	స్టాండ్ అలోన్			
		ముగిసిన త్రైమాసికం 30.06.2023 ఆడిట్ చేయనివి	ముగిసిన త్రైమాసికం 31.03.2023 ఆడిట్ చేసినవి	ముగిసిన త్రైమాసికం 30.06.2022 ఆడిట్ చేయనివి	ముగిసిన సంవత్సరం 31.03.2023 ఆడిట్ చేసినవి
1	కార్యకలాపాల నుండి మొత్తం ఆదాయం	54,373	45,540	36,306	169,625
2	కాలానికి నికర లాభం (పన్ను, మినహాయింపదగిన మరియు / లేదా అసాధారణ ఐటంల ముందు)	22,196	9,366	7,516	38,660
3	పన్నుకు ముందు కాలానికి నికర లాభం (మినహాయింపదగిన మరియు / లేదా అసాధారణ ఐటంల తరువాత)	22,196	9,366	7,516	38,660
4	పన్నుకు తరువాత కాలానికి నికర లాభం (మినహాయింపదగిన మరియు / లేదా అసాధారణ ఐటంల తరువాత)	16,394	6,724	4,995	26,128
5	కాలానికి మొత్తం సమగ్ర ఆదాయం	16,786	7,799	2,076	25,594
6	ఈక్విటీ వాటా మూలధనం	833	833	832	833
7	రిజర్వులు (రీ వాల్యుయేషన్ రిజర్వులు మినహా)				203,909
8	ప్రతి వాటా ఆర్జన (రూ.లలో) ప్రతి వాటా రూ.5/-				
	బేసిక్	98.66	40.49	30.10	157.37
	డైల్యూటెడ్	98.45	40.41	30.03	157.03

సూచనలు

1. సెబీ (లిస్టింగ్ మరియు ఇతర డిస్క్లోజర్ రిక్వైర్‌మెంట్స్) రెగ్యులేషన్స్ 2015 యొక్క రెగ్యులేషన్ 33 క్రింద స్టాక్ ఎక్స్ఛేంజ్‌లతో దాఖలు చేయబడిన త్రైమాసిక ఆర్థిక ఫలితాల యొక్క వివరణాత్మక నమూనా సారాంశం పైన ఇవ్వబడినది. త్రైమాసికం ఆర్థిక ఫలితాల యొక్క పూర్తి నమూనా స్టాక్ ఎక్స్ఛేంజ్‌ల వెబ్‌సైట్ www.bseindia.com మరియు www.nseindia.comపై మరియు కంపెనీ వెబ్‌సైట్ www.drreddys.com పై అందుబాటులో కలదు.
2. ఆడిట్ చేయని ఫలితాలు బోర్డు యొక్క ఆడిట్ కమిటీచే సమీక్షించబడినవి మరియు 26 జూలై, 2023న జరిగిన వారి సమావేశం వద్ద కంపెనీ డైరెక్టర్ల బోర్డుచే ఆమోదించబడినవి.

బోర్డు ఉత్తర్వు మేరకు
డాక్టర్ రెడ్డీస్ ల్యాబొరేటరీస్ లిమిటెడ్ కొరకు
జి వి ప్రసాద్
కో-ఛైర్మన్ & మేనేజింగ్ డైరెక్టర్

ప్రదేశం: హైదరాబాద్
తేది: 26 జూలై 2023

డా. రెడ్డీస్ ల్యాబొరేటరీస్ లిమిటెడ్
నమోదిత కార్యాలయం: 8-2-337, రోడ్డు నెం.3, బంజారాహిల్స్, హైదరాబాద్-500 034, తెలంగాణ, ఇండియా
CIN: L85195TG1984PLC004507 Tel: 91 40 4900 2900, Fax: 91 40 4900 2999
email: shares@drreddys.com, website: www.drreddys.com

Andhra Prabha on July 27, 2023

KUMAR RANDHIR SINGH
Digitally signed by KUMAR RANDHIR SINGH
Date: 2023.07.27 19:21:15 +05'30'